UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TRANSACT TECHNOLOGIES INCORPORATED
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

892918103
(CUSIP Number)

April 5, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Ricardo Davidovich, Esq.
Haynes and Boone, LLP

30 Rockefeller Plaza
26th Floor

New York, NY 10112
(212) 659-7300

CUSIP No. 892918103

1	Names of Reporting Persons
Grand Slam Asset Management, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
510,782
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
510,782
9	Aggregate Amount Beneficially Owned by Each Reporting Person
510,782
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.1%(1)
12	Type of Reporting Person (See Instructions)
IA

(1)	Based on 9,964,674 shares of Common Stock of the Issuer outstanding as of February 29, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, that was filed on March 13, 2024, by the Issuer with the SEC.

CUSIP No. 892918103

1	Names of Reporting Persons
Grand Slam Capital Partners, LP
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
407,127
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
407,127
9	Aggregate Amount Beneficially Owned by Each Reporting Person
407,127
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.1%(1)
12	Type of Reporting Person (See Instructions)
PN

(1)	Based on 9,964,674 shares of Common Stock of the Issuer outstanding as of February 29, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, that was filed on March 13, 2024, by the Issuer with the SEC.

CUSIP No. 892918103

1	Names of Reporting Persons
Mitchell Sacks
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,900(1)
	6	Shared Voting Power
520,782(2)
	7	Sole Dispositive Power
3,900(1)
	8	Shared Dispositive Power
520,782(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
524,682(1)(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
5.3%(3)
12	Type of Reporting Person (See Instructions)
IN, HC

(1)	Includes 3,900 shares of Common Stock of the Issuer held in Mr. Sacks’s individual retirement account.
(2)	Includes 10,000 shares of Common Stock of the Issuer owned by Mr. Sacks’s spouse.
(3)	Based on 9,964,674 shares of Common Stock of the Issuer outstanding as of February 29, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, that was filed on March 13, 2024, by the Issuer with the SEC.

Item 1.

(a)	Name of issuer:

TransAct Technologies Incorporated (the “Issuer”)

(b)	Address of issuer’s principal executive offices:

One Hamden Center

2319 Whitney Avenue, Suite 3B

Hamden, CT 06518

Item 2.
(a)	Name of person filing:

This Schedule 13G (this “Schedule 13G”) amends and replaces in its entirety the previous Schedule 13D relating to the Common Stock of the Issuer (as amended, the “Schedule 13D”) that was filed by certain of the Reporting Persons (as defined below) and their affiliates with the U.S. Securities and Exchange Commission (the “SEC”). That Schedule 13D superseded their prior Schedule 13G filing relating to the Common Stock of the Issuer. Except as otherwise provided herein, no amendments to the information previously on that Schedule 13D are reported in this Schedule 13G.

This Schedule 13G is jointly filed by and on behalf of each of Grand Slam Asset Management, LLC, a Delaware limited liability company (“Grand Slam Asset Management”), Grand Slam Capital Partners, LP, a Delaware limited partnership (the “Fund”), and Mitchell Sacks (collectively, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13G jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Grand Slam Asset Management is the investment advisor of, and may be deemed to beneficially own securities owned by, each of the Fund and certain separately managed account clients (collectively, the “Managed Accounts”). Mr. Sacks is the managing member of, and may be deemed to beneficially own securities beneficially owned by, Grand Slam Asset Management. The Fund, the Managed Accounts, and Mr. Sacks are the record and direct beneficial owners of the shares of Common Stock of the Issuer covered by this statement. The Fund disclaims beneficial ownership of the shares of Common Stock of the Issuer held by each of the Managed Accounts and Mr. Sacks.

Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13G.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)	Address of principal business office or, if none, residence:

The address of the principal business office of each Reporting Person is, c/o Grand Slam Asset Management, LLC, 600 Sylvan Ave, Suite 206, Englewood Cliffs, NJ 07632, USA.

(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

(d)	Title of class of securities:

Common stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP No.:

892918103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____
Item 4.	Ownership.
(a)	Amount beneficially owned:

See Item 9 on the cover page(s) hereto.

(b)	Percent of class:

See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2024

GRAND SLAM ASSET MANAGEMENT, LLC

By:	/s/ Mitchell Sacks
Name:	Mitchell Sacks
Title:	Managing Member

GRAND SLAM CAPITAL PARTNERS, LP

By:	Grand Slam General Partners, LLC
Its:	General Partner

By:	/s/ Mitchell Sacks
Name:	Mitchell Sacks
Title:	Managing Member

Mitchell Sacks

/s/ Mitchell Sacks

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (filed herewith).